UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*



                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   457985 20 8
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                                 (CUSIP Number)


                                  July 9, 2001
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             (Date of Event Which Requires Filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

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CUSIP No. 457985 20 8

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1       NAME OF REPORTING PERSON:  Elan Corporation, plc
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  n/a

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2       CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                 (b) [ ]

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3       SEC USE ONLY

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4       CITIZENSHIP OR PLACE OF ORGANIZATION:  Ireland

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                             5         SOLE VOTING POWER

        NUMBER OF                      n/a
          SHARES           ______________________________________________
       BENEFICIALLY          6         SHARED VOTING POWER
         OWNED BY
           EACH                        n/a
        REPORTING          ______________________________________________
       PERSON WITH           7         SOLE DISPOSITIVE POWER

                                       n/a
                           ----------------------------------------------
                             8         SHARED DISPOSITIVE POWER

                                       n/a

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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  n/a

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10      CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  n/a

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12      TYPE OF REPORTING PERSON:  CO

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



Item 1.

     (a)  Name of Issuer:

          The name of the issuer is Integra LifeSciences Holdings Corporation (the "Issuer").

     (b)  Address of Issuer's Principal Executive Offices:

          The principal executive offices of the Issuer are located at 311-C Enterprise Drive, Plainsboro, New Jersey 08536.

Item 2.

     (a)  Name of Person Filing:

          This Schedule 13G Statement (this "Statement") is hereby filed by Elan Corporation, plc (the "Reporting Person").

     (b)  Address of Principal Business Office, or, if none, Residence:

          The principal business office of the Reporting Person is Lincoln House, Lincoln Place, Dublin 2, Ireland.

     (c)  Citizenship:

          The Reporting Person is a public limited company organized and existing under the laws of Ireland.

     (d)  Title of Class of Securities:

          This Statement relates to the Common Stock, par value $.01 per share, of the Issuer (the "Common Stock").

     (e)  CUSIP Number:

          The CUSPIP number of the Common Stock is 457985 20 8.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

         (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c);

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);


                               Page 3 of 5 pages

         (e)  [ ]  An investment adviser in accordance with
                   Section 240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

          (a)  Amount beneficially owned:

               Not applicable.

          (b)  Percent of class:

               Not applicable.

          (c)  Voting and dispositive power:

               Not applicable.

Item 5. Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8. Identification and Classification of Members of the Group.

          Not applicable.


                               Page 4 of 5 pages

Item 9. Notice of Dissolution of Group.

          Not applicable.

Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 13, 2001



                                    /s/ David Brabazon
                                    --------------------------------------------
                                    Name:  David Brabazon
                                    Title:  Vice President - Finance




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